UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

ILOG S.A.

 (Name of Subject Company)

ILOG S.A.

 (Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

 (Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud

Chief Financial Officer

ILOG, S.A.

1195 West Fremont Ave

Sunnyvale, CA 94087

408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

    ☒                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1)     This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is an employee question and answer communication used by ILOG S.A. on August 27, 2008:

Questions related to Cash Tender Offer Process

1.               What does the cash tender offer entail/mean?

a.               IBM and ILOG filed their tender offer documents with the AMF on August 26th.  Once approval is obtained from the AMF and other regulatory agencies in France, concurrent tender offers will be launched by IBM in France and in the U.S. for all outstanding securities of ILOG.  This is expected to take place in mid- to late September and will entail the filing of final tender offer documents by IBM and response documents by ILOG in France and the U.S.  The initial offer period will remain open for approximately 25 French trading days, during which period various regulatory approvals will be obtained and shareholders can tender their shares into the offer.  ILOG shareholders are urged to read carefully all tender offer documents filed by IBM and ILOG prior to making any decisions with respect to the tender offers.

2.               Does this mean that IBM now owns ILOG?

a.               No- this is the first of many steps in the tender offer process.  The tender offers in both France and the U.S. are subject to regulatory approvals, and a certain percentage of shareholders must tender their shares in order for the tender offers to succeed.  Assuming that the tender offers are successful, we expect the acquisition to be finalized in November or December of 2008.

3.               Does this step mean that IBM can now discuss in more detail plans for ILOG products? What are the plans for BRMS? Supply Chain? Optimization? Visualization?

a.               IBM and ILOG must continue to operate on an arm’s length basis and conduct our businesses in the same manner as before until the acquisition is finalized.

4.               Does this step mean that IBM can now begin integration plans?

a.               Because of the lead time required for integrating a company of ILOG’s size and complexity, some limited integration planning led by Christian Deutsch will begin shortly.  However, this activity will be limited to small teams on both sides, and will focus initially on back-end systems and data exchange required for things like financial system integration.

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary intend to file with the Autorité des marchés financiers (the “AMF”)  (in particular the Note d’Information) and the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the Note d’Information to be filed by IBM and the Schedule 14D-9 and the Note en Réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.